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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

________________________________________________________________________________
1.(a) NAME OF ISSUER (Please type or print)

Interpool, Inc.
--------------------------------------------------------------------------------
  (b) IRS IDENT. NO.                  (c) S.E.C. FILE NO.

13-3467669
--------------------------------------------------------------------------------
1.(d) ADDRESS OF ISSUER     STREET          CITY            STATE      ZIP CODE

211 College Road East, Princeton, New Jersey  08540
--------------------------------------------------------------------------------
  (e) TELEPHONE NO.:           AREA CODE          NUMBER

                                  609             452-8900
________________________________________________________________________________
2.(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

The Ivy Group

________________________________________________________________________________
3.(b) IRS IDENT. NO.                     (c) RELATIONSHIP TO ISSUER

22-2793731                                  10% stockholder
                                            Officer/Director

________________________________________________________________________________
3.(d) ADDRESS    STREET          CITY         STATE          ZIP CODE

4422 Main Street               Kingston        NJ             08528
2nd Floor
________________________________________________________________________________
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

____________________________________________________________________________________________________________________________________
3.(a)               (b)
     Title of the                                                                 SEC USE ONLY      (c) Number of Shares
       Class of        Name and Address of Each Broker Through Whom the         _______________          or Other Units
      Securities       Securities are to be Offered or Each Market Maker         Broker-Dealer             To Be Sold
      To Be Sold             Who is Acquiring the Securities                      File Number          (See Isntr. 3(a))
____________________________________________________________________________________________________________________________________

Common               PRUDENTIAL SECURITIES, INC.                                                         250,000
                        ONE NEW YORK PLAZA
                          NEW YORK, NY 10291
____________________________________________________________________________________________________________________________________



____________________________________________________________________________________________________________________________________



________________________________________________________________________________
 (d)                (e)                   (f)                (g)
     Aggregate         Number of Shares       Approximate        Name of Each
      Market            or Other Units        Date of Sale        Securities
      Value              Outstanding        (See instr. 3(f))      Exchange
 (See Instr. 3(d))     (See Instr. 3(e))     (MO. DAY YR.)     (See instr. 3(g))
________________________________________________________________________________

  $4,350,000            27,421,452               03/14/01          NYSE

________________________________________________________________________________



________________________________________________________________________________


INSTRUCTIONS

1.(a) Name of Issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer's S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code.

2.(a) Name of person for whose accrual the securities are to be sold
  (b) Such person's I.R.S. identification number, is such person is an entity.
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member or immediate family of any of the foregoing)
  (d) Such person's address, including zip code.

3.(a) Title of the class of securities to be sold.
  (b) Name and address of each broker through whom the securities are intended to be sold.
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of the securities exchange, if any, on which the securities are intended to be sold.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                        Table I -- SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the seucriites to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

____________________________________________________________________________________________________________________________________
 Title of     Date You                                                 Name Of Person From Whom Acquired             Amount of
 the Class    Acquired    Nature Of Acquisition Transaction        (If Gift, Also Give Date Donor Acquired)      Securities Acquired
____________________________________________________________________________________________________________________________________

Common         03/10/97     acquired in connection with an                     --                                  425,314
                            exchange of Interpool, Inc.
                            5 3/4% Preferred Stock

____________________________________________________________________________________________________________________________________



____________________________________________________________________________________________________________________________________



______________________________________________________________
    Date Of
    Payment      Nature Of Payment
______________________________________________________________

03/10/97         Interpool, Inc.
                 Preferred Stock
                 5 3/4% exchanged
                 for Interpool, Inc.
                 common stock

______________________________________________________________



______________________________________________________________


INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securites the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule
     144, furnish full information with respect thereto.




________________________________________________________________________________

              Table II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

    Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

____________________________________________________________________________________________________________________________________
                                                                                                      Amount of
             Name and Address of Seller             Title of Securities Sold       Date of Sale    Securities Sold   Gross Proceeds
____________________________________________________________________________________________________________________________________

                                                          NONE

____________________________________________________________________________________________________________________________________



REMARKS:



INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


March 13, 2001                             /s/ Martin Tuchman
_________________________________         ______________________________________
      (DATE OF NOTICE)                                (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations. (See 18 U.S.C. 1001).